UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of December 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

I.	EDP Release: Co-Option of Board Members	3

II.	EDP Release: Caixa Geral de Depósitos Notified Direct and Indirect Holding of 4.89% of EDP’s Share Capital	4

Lisbon, December 2nd 2004

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	CO-OPTION OF BOARD MEMBERS

Article 249º of the Portuguese Securities Market Code

After the resignation of Mr. Luís Fernando de Mira Amaral and Mr. Vitor Ângelo Mendes da Costa Martins as members of the Board of EDP, on November 30, 2004, the Board of Directors deliberated and decided to appoint their substitutes, and has co-opted Mr. João Eduardo Freixa and Mr. José Pedro Sucena Paiva to act as directors for the remainder of the three-year term of each resigning director – 2003 through 2005.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR Cristina Requicha Elisabete Ferreira Gonçalo Santos Rui Antunes Catarina Mello

Tel: +351 21 001 2834 Fax: +351 21 001 2899

Email: ir@edp.pt Site: www.edp.pt

EDP - Energias de Portugal, S.A. Sociedade Aberta Sede: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal

Capital Social: € 3,000,000,000 Matrícula: 1805 da C.R.C. Lisboa Pessoa Colectiva 500 697 256

Lisbon, December 2nd 2004

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	CAIXA GERAL DE DEPÓSITOS NOTIFIED DIRECT AND INDIRECT HOLDING OF 4.89% OF EDP’S SHARE CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. makes the following legal notice:

Caixa Geral de Depósitos (“CGD”) notified EDP that, within the scope of the fifth privatization phase of EDP, it acquired through public subscription 175,212,946 shares of EDP, representing 4.79% of the company’s share capital.

CGD also notified that, following this acquisition, it now holds, directly and indirectly, 178,804,924 shares of EDP’s common stock, which represent 4.89% of the company’s share capital.
Considering that EDP owns 13,737,657 of treasury stock, CGD’s participation corresponds to 4.91% of total voting rights.
EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR Cristina Requicha Elisabete Ferreira Gonçalo Santos Rui Antunes Catarina Mello

Tel: +351 21 001 2834 Fax: +351 21 001 2899

Email: ir@edp.pt Site: www.edp.pt

EDP - Energias de Portugal, S.A. Sociedade Aberta Sede: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal

Capital Social: € 3,000,000,000 Matrícula: 1805 da C.R.C. Lisboa Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 3, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer